SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For September 23, 2002


                      BONSO ELECTRONICS INTERNATIONAL INC.
                  ---------------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                     --------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                   Form 20-F  X                  Form 40-F
                            -----                         -----


[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                   Yes                           No  X
                      -----                        -----

                      BONSO ELECTRONICS INTERNATIONAL INC.

                 Information for the Quarter Ended June 30, 2002
















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


                                TABLE OF CONTENTS
         REPORT FOR THE QUARTERLY PERIOD ENDED JUNE 30, 2002 ON FORM 6-K


                                                                           Page
                                                                           ----

First Quarter FY2003 Shareholders Letter                                    4

Consolidated Financial Statements                                           7

Unaudited Consolidated Balance Sheets as of
     March 31, 2002 and June 30, 2002                                       7

Unaudited Consolidated Statements of Income and
     Comprehensive Income for the Three Month Periods
     Ended June 30, 2001 and 2002                                           9

Management Discussion and Analysis of Financial Conditions
     and Results of Operations                                             10









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


                [Bonso Electronics International Inc. Letterhead]


                                                               23 September 2002

Dear Shareholders:


I have mixed results to report to you for the first quarter of fiscal 2003, which mirror our economic times. Shipments to major customers in the telecommunications industry were significantly reduced, as consumer demand for products such as wireless telephones and two-way radios continue to decline. Revenues from the distribution of consumer and professional scale products increased, but not enough to offset downturns in other segments.

As a result, revenues were down 19.6 percent to $10,118,000 for the three months ended June 30, 2002, while net income declined 22 percent to $522,000, or $0.09 per share. At the same time, the gross profit margin improved 7 percent.

Overall, the telecommunications industry is facing a 5 percent decline this year in worldwide demand, according to International Data Corporation, an industry research firm. Most analysts agree, however, that the wireless segment will lead any recovery trend, fueled by new technologies and carrier services. Historically, technology has been the driving force for energizing a lethargic consumer electronics market. Once again, the industry is committed to a new generation of products in the near future that focus on high-speed Internet access, a combination of voice and data services and direct interoperability with other mobile devices, among many advanced features.

As for the scales segment, we continue to benefit from last year's acquisition of Korona GmbH and its consumer-oriented product line. In a further move to strengthen our industry position, Bonso acquired a majority interest in Gram Precision, a distributor of digital scales for laboratories, industrial, jewelry and other markets requiring precise measurement and high resolution. We will pay $1 million in cash over five years and 125,000 shares of Bonso common stock for a 51 percent equity ownership, subject to certain provisions for adjustment of the purchase price.

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


Gram Precision is well known to Bonso management and has been a contract manufacturing customer for five years. The company, which is headquartered near Toronto, has excellent brand recognition in its vertical markets and its primary geographic markets in the U.S. and Canada. A distribution center is operated at Reno, Nevada for the benefit of U.S. customers. We believe this is an excellent investment based on potential growth of ongoing operations, as well as our ability to help expand geographic markets.

We are continuing to enhance our position as a major player in scale technology with the added capacity for in-house production of a key component. We are now producing the piezo-resistive material used in strain gauges for a high level of weighing accuracy. Requiring a process that resembles semiconductor technology, this project is a milestone in our efforts to achieve high quality, low cost and higher margins for both household and laboratory scales. We have previously purchased this material at a significantly higher cost than making it in-house.

Investor relations activities are being sustained by meetings throughout the U.S. We presented at the Red Chip Conference in Seattle in May and will participate in Red Chip's Phoenix conference on November 23. An updated analyst report on Bonso has been issued by Taglich Brothers, a New York-based specialist in small-cap securities (please see footnote). Internet users can obtain further information on how to view our Red Chip presentation by visiting our Web site at www.bonso.com.

Finally, we have scheduled our Annual Meeting of Shareholders for October 9 at the head office in Hong Kong for 10:00 AM. It is not unrealistic to expect that by the end of the second fiscal quarter we will have much better visibility on the telecommunication industry and our own prospects for the year. Thank you for your continuing support.

FOOTNOTE: Please note that any opinions, estimates or forecasts regarding Bonso's performance made by this analyst (Luis Martins, Taglich Brothers) are his alone and do not represent the opinions, forecasts or predictions of Bonso

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


or its management. Bonso does not by its reference or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations, nor does it undertake any obligation to publish any corrective information regarding statements made by this analyst.


Best regards

Bonso Electronics International, Inc.



Anthony So

Chairman, President and Chief Executive Officer


The statements contained in this letter which are not historical facts are forward-looking statement that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financial requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the Company's filings with the Securities and Exchange Commission.

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


                        BONSO ELECTRONICS INTERNATIONAL
                                      INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)



                                                          June 30       March 31
                                                           2002           2002
                                                           ----           ----
                                                        (Unaudited)    (Audited)

Assets


Current assets
 Cash and cash equivalents                              4,420,667      1,878,156

 Restricted cash deposits                               2,509,348      3,972,542

 Trade receivables, net                                 5,169,532      6,838,576

 Inventories, net                                       8,971,260      8,861,952

 Notes receivable                                         559,327        686,258

 Deferred income tax assets - current                      13,013         27,219

 Other receivables, deposits and prepayments            1,287,402        822,646
                                                       ----------     ----------

 Total current assets                                  22,930,549     23,087,349
                                                       ----------     ----------

Deposits                                                    --            16,038


Deferred income tax assets - non current                   96,217         84,422

Goodwill                                                  155,368        204,217

Brand name, net                                         2,742,136      2,797,392

Property, plant and equipment                          18,147,895     18,261,659
                                                       ----------     ----------

 Total assets                                          44,072,165     44,451,077
                                                       ----------     ----------


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


                        BONSO ELECTRONICS INTERNATIONAL
                                      INC.
                           CONSOLIDATED BALANCE SHEET
                                (In U.S. Dollars)


Liabilities and shareholders' equity


Current liabilities
 Notes payable                                         2,344,568      2,857,533

 Accounts payable                                      3,653,849      4,122,443


 Accrued charges and deposits                          1,503,873      2,022,472

 Income taxes payable                                     95,409         83,614

 Short-term loans                                      4,450,349      3,754,477

 Current portion of long-term debt
  and capital lease obligations                          592,720        647,501
                                                     -----------    -----------

 Total current liabilities                            12,640,768     13,488,040
                                                     -----------    -----------


Long-term debt and capital lease
  obligations, net of current maturities                 167,789        317,009
Redeemable Common Stock                                1,445,808      1,445,808

Shareholders' equity
 Common stock par value $0.003 per share
  - authorized shares - 23,333,334
  - issued and outstanding shares : 2000-5,712,610;
    2001-5,496,133; 30 September 2001- 5,601,859          16,208         16,208

 Additional paid-in capital                           21,152,502     21,152,502

 Capital Reserves
 Deferred consultancy fee                               (286,065)      (381,420)

 Retained earnings                                     8,699,183      8,176,958

 Accumulated other comprehensive income                  235,972        235,972
 Common stock held in treasury, at cost                     --             --
                                                     -----------    -----------
                                                      29,817,800     29,200,220
                                                     ===========    ===========


Total liabilities and shareholders' equity            44,072,165     44,451,077
                                                     -----------    -----------


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


                        BONSO ELECTRONICS INTERNATIONAL
                                      INC.
                         CONSOLIDATED INCOME STATEMENT
                         (In Thousands of U.S. Dollars)
                                    Unaudited


                                                     Three months ended June 30
                                                     --------------------------
                                                        2002            2001
                                                        ----            ----


Net sales                                                10,118          12,581
Cost of sales                                            (7,249)         (9,894)
                                                     ----------      ----------
Gross margin                                              2,869           2,687

Selling expenses                                            457             413
Salaries and related costs                                1,039             808
Research and development expenses                            25              65
Administration and general expenses                         594             543
Amortization of brand name                                   55            --
Amortization of Goodwill                                     49            --
                                                     ----------      ----------

Income from operations                                      650             858
Interest Income
Interest Expenses                                          (161)           (200)
Foreign exchange gains/(losses)                              (4)            (13)
Other income                                                132             143
Consultancy fee                                             (95)            (95)
                                                     ----------      ----------
Income before income taxes                                  522             693
Income tax benefit/(expense)                               --               (24)
                                                     ----------      ----------
Net income                                                  522             669
                                                     ----------      ----------

Earnings per share (in cents)
 Basic                                                     9.35           12.13

 Diluted                                                   9.34           12.13


Weighted average shares Outstanding                   5,584,859       5,513,166
Incremental shares from assumed
  Exercise of warrants and Stock options                  7,032            --
Adjusted weighted average shares                      5,591,891       5,513,166


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


Management Discussion and Analysis of Financial Conditions and Results of Operations
-------------------------------------------------------------------------

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read in conjunction with the audited consolidated financial statements and notes thereto contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2002.

RESULTS OF OPERATIONS

Period ended June 30, 2002 compared to period ended June 30, 2001

     Net Sales. Our sales decreased 20% from approximately $12,581,000 for the period ended June 30, 2001, to approximately $10,118,000 for the period ended June 30, 2002, primarily as a result of the reduction in contribution from our telecommunications products. Our scales business was up by 19% but not enough to offset the downturn of 63% in sales for telecom products.

     Gross Margin. Gross margin rose 6.8% to 28.4% for the period ended June 30, 2002, as compared with 21.4% in the prior year. The gain is attributed to a formal program for improving manufacturing efficiency and overall business processes.

     Selling Expenses. Selling expenses increased by 11% from approximately $413,000 for the period ended June 30, 2001 to approximately $457,000 for the period ended June 30, 2002. This increase was attributable primarily to the consolidation of Korona's expenses. During the first quarter of the previous fiscal year, we only incorporated 2 months of Korona's results; however, we have included 3 months of Korona's results in the first quarter of this year.

     Salaries And Related Costs. Salaries and related costs increased by 29% from approximately $808,000 for the period ended June 30, 2001 to approximately $1,039,000 for the period ended June 30, 2002. This increase was primarily due to the inclusion of three months Korona's salaries of $328,000 for the current period, compared with $118,000 for the two months period ended June 30, 2001.

     Research And Development. Research and development expenses decreased 62% from approximately $65,000 for the period ended June 30, 2001 to approximately $25,000 for the period ended June 30, 2002 due to decreased research and development activities for telecommunications products.

     Administration And General Expenses. Administration and general expenses increased by 9% from approximately $543,000 for the period ended June 30, 2001 to approximately $594,000 for the period ended June 30, 2002. This increase was primarily due to inclusion of Korona's general and administrative expenses.


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


     Amortization Of Brand Names and Goodwill. We amortized approximately $104,000 relating to the brand name acquired upon the acquisition of Korona during the period ended June 30, 2002. The brand name is amortized using the straight line method over the related estimated useful life of 15 years.

     Income From Operations. As a result of the above changes, income from operations decreased by 24% from approximately $858,000 for the period ended June 30, 2001 to $650,000 for the period ended June 30, 2002.

     Interest Income. Interest income amounted to approximately $1,000 for the period ended June 30, 2002, compared to nil in the period ended June 30, 2001, This increase was mainly due to increase of cash balances with our banks.

     Interest Expenses. Interest expenses decreased 20% from approximately $200,000 for the period ended June 30, 2001 to approximately $161,000 for the period ended June 30, 2002. This decrease primarily resulted from the decline in sales, because the Company used less of its banking facilities to support sales during the first quarter of this year.

     Foreign Exchange Losses/Gains. Foreign exchange losses decreased from approximately $13,000 for the period ended June 30, 2001 to a loss of approximately $4,000 for the period ended June 30, 2002. The loss was primarily attributable to the stronger Euro against US Dollars which benefits Korona's sales in Europe.

     Other Income. Other income decreased 8% from approximately $143,000 for the period ended June 30, 2001 to approximately $132,000 for the period ended June 30, 2002. This decrease was primarily a result of reduced scrap sales from reduction in production volume as the scrap mainly represented the remains of steel plate and plastics after the production process.

     Consultancy Fee. We entered into an agreement with a third party to provide consulting/advisory services relating to our capital structure and fund-raising activities. The period of service is from July 2000 to January 2003. A total consultancy fee of $1,144,260 was capitalized in 2000 and is being amortized over three years of the contract, resulting in a non-cash consultancy fee of approximately $95,000 for the period ended June 30, 2002, relating to warrants that were issued to the consultant.

     Net Income. As a result of the above changes, net income decreased from approximately $669,000 for the period ended June 30, 2001 to $522,000 for the period ended June 30, 2002, an decrease of approximately $147,000, or 22%.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL INC.
                                            (Registrant)



Date: September 23, 2002                    By:  /s/  Henry F. Schlueter
     -------------------                       --------------------------------
                                                      Henry F. Schlueter,
                                                      Assistant Secretary









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